FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16
under the
Securities Exchange Act of 1934

For the month of June 2011

000-29880
(Commission File Number)

Virginia Mines Inc.
(Translation of registrant's name into English)

200-116 St-Pierre,
Quebec City, QC, Canada G1K 4A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F __ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

TABLE OF CONTENTS

Signatures

Press Release

Table of content

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.
(Registrant)

Date: June 13, 2011
Form 6-K

By: Noella Lessard
Name: Noella Lessard
Title: Executive Secretary

Table of content

Press release June 13, 2011
VIRGINIA TO COMPLETE A $3 M BOUGHT DEAL FLOW-THROUGH COMMON SHARE PRIVATE PLACEMENT

Virginia Mines Inc. (“Virginia”) announces that it has negotiated a bought deal private placement that consists of 214,285 flow-through common shares at a price of $14.00 per share, which represents 69% premium to the last 10 days volume weighted average trading price for gross proceeds of CA$3,000,000. Oberon Capital Corporation (“Oberon”) acts as the agent for the offering.

At the closing, Virginia agrees to pay Oberon a finder’s fee equal to 6% of the gross proceeds of the financing and non-transferable broker warrants entitling Oberon to subscribe for such number of common shares of Virginia equal to 6% of the number of flow-through common share that will be issued. The warrants will be struck at $10.00 and will have a term of 12 months from closing.

The financing is scheduled to close on June 28, 2011 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange.

Proceeds from the offering will be used to fund exploration work on Virginia’s numerous projects.

THIS PRESS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN. THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED OR EXEMPT THEREFROM.

About Virginia

Virginia is among the most active mining exploration companies in Quebec with a working capital of $46.1 million as at February 28, 2011, and 30,972,407 shares issued and outstanding as at May 31, 2011. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol “VGQ”. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

FOR MORE INFORMATION, PLEASE CONTACT: André Gaumond, President, or Paul Archer, V-P Exploration.
200-116 St-Pierre www.virginia.qc.ca Tel. 800-476-1853 Quebec, QC G1K 4A7 mines@virginia.qc.ca Tel. 418-694-9832 Canada Fax. 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of British Columbia, Alberta, Ontario and Quebec, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.